Exhibit B
                              RELEASE AND INDEMNITY

        This RELEASE AND INDEMNITY, dated as of September 25, 2002, and effective as of midnight, September 30, 2002 (the "Effective Date"), is between MEDIUM4.COM, INC., a Delaware corporation (the "Company"), INTER ASSET JAPAN CO., LTD., a Japanese corporation ("IAJ"), and JONATHAN BRAUN, an individual residing at 24 Holly Hill Lane, Katonah, NY 10536 ("Braun").

        WHEREAS, in 1999 Braun and the Company have entered into an Employment Agreement, (the "Employment Agreement"), and Braun is currently the Chief Executive Officer and Chief Financial Officer and a Director of the Company;

        WHEREAS, Braun and the Company entered into a License Agreement dated in 1999 (the "Braun License Agreement"), pursuant to which Braun granted the Company a license to use certain domain names owned by Braun (the "Braun Domain Names"); and

        WHEREAS, the Company and Braun wish to terminate the Employment Agreement, the Braun License Agreement and all other agreements or arrangements between them on terms and conditions hereinafter set forth and to release each other as hereinafter provided;

        NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.  Definitions.

        As used herein, the following term shall have the following meaning:

        "Braun Agreements" means the Employment Agreement, the Braun License Agreement and any and all other written or oral agreements, arrangements and understandings existing as of the Effective Date between the Company and Braun.

Section 2.  Termination of the Braun Agreements/Release.

        (a) The Company and Braun hereby agree that any Braun Agreements in effect on the date hereof shall be terminated and shall have no further legal force or effect on and from the Effective Date.

        (b) Braun hereby releases and discharges irrevocably and unconditionally, as of the Effective Date, the Company, and its subsidiaries, affiliates, successors and assigns, as well as its officers, directors, employees, shareholders, agents and representatives (collectively, the "Company Released Parties"), from any and all claims, liabilities, obligations, actions, suits, causes of action, damages and expenses of any nature whatsoever, at law or in equity, known or unknown, which Braun or anyone claiming through him had, now has or hereafter may have (collectively, the "Braun Claims") against any of the Company Released Parties, from the beginning of time to the Effective Date, including, without limitation, any Braun Claims arising out of the Braun Agreements.

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        (c) The Company hereby releases and discharges irrevocably and unconditionally, as of the Effective Date, Braun, and Braun's subsidiaries, affiliates, successors, assigns and representatives (collectively, the "Braun Released Parties") from any and all claims, liabilities, obligations, actions, suits, causes of action, damages and expenses of any nature whatsoever, at law or in equity, known or unknown, which the Company or anyone claiming through the Company had, now has or hereafter may have (collectively, the "Company Claims") against any of the Braun Released Parties, from the beginning of time to the Effective Date, including, without limitation, any Company Claims arising out of the Braun Agreements, except for any Company Claims arising by reason of (i) Braun's willful misconduct or bad faith in connection with the Company's affairs or (ii) willful false certification in respect of the Company's 10-Q filings for the quarters ending June 30, 2002 and the Effective Date.

Section 3.  Resignation of Braun/Cooperation with the Company.

        (a) Braun shall resign from the offices of Director, and all executive offices he holds in the Company, effective as of the Effective Date. Contemporaneously with the execution of this Agreement, Braun shall execute and deliver a letter of resignation to the Board of Directors of the Company substantially in the form of Exhibit A attached hereto. Braun's resignation as Director shall be effective on the Effective Date. His resignation in all executive capacities shall be effective with the filing of the Company's 10-Q form for the quarter ending on the Effective Date.

        (b) Braun shall deliver to the Company upon the Effective Date any tangible assets of the Company in his personal possession.

        (c) Subsequent to his resignation, Braun shall continue to assist the Company in formulating responses to the letter dated July 31, 2002 from the Securities and Exchange Commission.

        (d) Braun shall provide any necessary assistance in respect to ensuring that the following domain names are duly registered in the ownership of the
Company:

        ForeignTV.com; Medium4.com; Foreign TV.ComJapan; Medium4TV.com; and Streaming USA.com.

Section 4.  Indemnity.

           The Company shall indemnify and hold Braun harmless from and against any and all expenses, obligations, damages and liabilities, including reasonable attorney's fees and expenses (collectively, "Losses") he incurs in connection with (i) any actions approved by the Board of Directors of the Company taken by Braun in the course of his employment or other actions reasonably within the scope of Braun's authority as Director and an executive officer of the Company; provided, that such indemnity shall not apply to any matters, acts or omissions constituting willful misconduct or bad faith with respect to the Company's affairs.

        In addition, IAJ shall indemnify and hold Braun harmless for any Losses he incurs in connection with the operations of the Company between the Effective Date and the filing of the Company's 10Q for the period ending September 30, 2002; provided, that such indemnity shall not apply to any matters, acts or omissions relating to the said 10Q or to any actions taken by Braun without the express approval of the Company's Board of Directors.

Section 5.  Governing Law.

        This Release shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 6.  Successors, etc.

        This Release shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 7.  Arbitration.

        Any dispute, controversy or claim arising out of or in connection with this Release which is not resolved through good faith discussions between the parties hereto shall be finally settled by arbitration. The arbitration shall be held in New York City, New York, in accordance with the rules then in effect of the American Arbitration Association. The arbitration shall be conducted by one arbitrator. The arbitrator shall have the authority to allocate between the parties the cost of arbitration in such equitable manner as the arbitrator may determine. The prevailing party shall be entitled to receive reimbursement of its reasonable expenses incurred in connection with such arbitration. Judgment upon the award so rendered may be entered in any court having jurisdiction or application, or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


MEDIUM4.COM, INC.                           INTER ASSET JAPAN CO., LTD.



By:  /s/ I. WILLIAM LANE                    By:/s/ ALAN MARGERISON
     -------------------------                 ---------------------------------
      Name:    I. William Lane                    Name:  Alan Margerison
      Title:   Chairman                           Title:     President



                                            /s/ JONATHAN BRAUN
                                            ---------------------
                                            JONATHAN BRAUN